UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

C. R. Bard, Inc.

(Exact Name of Registrant as Specified in Charter)

New Jersey	1-6926	22-1454160
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

730 Central Avenue, Murray Hill, NJ	07974
(Address of Principal Executive Offices)	(Zip Code)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of C. R. Bard, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), for the reporting period January 1, 2013 through December 31, 2013.

The Company has evaluated its current product lines and has determined that certain of the products that it manufactures contain gold, tantalum and/or tungsten, each defined as a “conflict mineral” pursuant to Section 13(p) of the Exchange Act and Form SD thereunder. Because some of these conflict minerals are necessary to the functionality or production of the products in which they are included (“necessary conflict minerals”), we undertook a good-faith, reasonable country of origin inquiry in accordance with our obligations under Section 13(p) and Rule 13p-1 and Form SD thereunder, to determine whether any conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”) and, if so, whether any such minerals directly or indirectly financed or benefited armed groups in any of the Covered Countries. Based on this inquiry, we were unable to determine whether our necessary conflict minerals came from any of the Covered Countries or were derived from recycled or scrap materials. Accordingly, the Company went on to exercise due diligence on the source and chain of custody of these conflict minerals, as discussed more fully in the attached Conflict Minerals Report (filed as Exhibit 1.02 to this Form SD).

The following is a brief summary of our reasonable country of origin inquiry process, which overlapped substantially with the due diligence measures we undertook after being unable to determine the country or countries of origin of our necessary conflict minerals.

In 2013, after determining which of our products contain necessary conflict minerals, the Company conducted a reasonable country of origin inquiry by sending letters to approximately 200 of our known direct suppliers of products that potentially contain necessary conflict minerals requesting that such suppliers provide us with country of origin information with respect to any necessary conflict minerals. These letters were based on a form letter provided by The Organisation for Economic Co-operation and Development (“OECD”) for companies following the supply-chain inquiry process outlined in the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the Supplements thereto, for tin, tantalum, tungsten and gold (“OECD Due Diligence Guidance”). All but approximately ten1 of these direct suppliers confirmed that the minerals in question were derived from countries other than the Covered Countries. Of the suppliers that could not confirm the origin of the minerals in question, one supplier indicated that it acquired gold from a distributor that it believed had procured the mineral from recycled sources, but we were unable to verify this, and the other suppliers were unsure of the origin of the conflict minerals used in their products or in the manufacturing of their products. Accordingly, based on our good-faith reasonable country of origin inquiry, we were unable to determine the origin of the necessary conflict minerals, so we conducted further due diligence as described in the attached Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD and, together with our Form SD, is publicly available at http://www.crbard.com/Community_Outreach/Conflict_Minerals.html. The content of any website referred to in this Form SD and/or the attached Conflict Minerals Report is not incorporated by reference into this Form SD and/or the attached Conflict Minerals Report (Exhibit 1.02 hereto).

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

[1]	To the best of our knowledge, we believe that there are no more than ten suppliers that could not confirm the origin of the necessary conflict minerals.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report of C. R. Bard, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

C. R. BARD, INC.

By:	/s/ Christopher S. Holland
Name:	Christopher S. Holland
Title:	Senior Vice President and Chief Financial Officer

Date:	June 2, 2014